

June 24, 2020

Jin Kang
Chief Executive Officer
WidePoint Corporation
11250 Waples Mill Road, South Tower 210
Fairfax, VA 22030

Re: WidePoint Corporation
  Registration Statement on Form S-3
  Filed June 19, 2020
  File No. 333-239303

Dear Mr. Kang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John J. Wolfel, Esq.